Press Release

Contact Information:
Texen Oil and Gas, Inc.
Corporate Headquarters
Tel: 1-713-782-5758
   or
Wendy Prabhu
Investor Relations Contact
Mercom Capital Group, llc
Tel: 1-602-748-1458

FOR IMMEDIATE RELEASE

Texen Oil and Gas Completes the First of Several Re-works as Part of Reorganization Strategy

Houston, Texas, July 30, 2004 – Texen Oil and Gas, Inc. (OTC BB: TXEO), a Standard and Poor's listed company, continues its drive to refocus its field efforts and increase production. Texen just completed a successful week which saw the completion of a key saltwater disposal well on the Victoria lease, enabling the sale of over 1,000 barrels of quality crude. In addition the company completed working over the first of several wells on its Brookshire property.

"I am pleased with the amount of progress and the focus and commitment of our new management team. With the years of experience and the assets we have available we are making positive strides on behalf of Texen in short order. With crude reaching 43 dollars a barrel, there could not be a better time to maximize production from our wells in the Brookshire field," states Michael McAdams. McAdams is the advisor to the new President and CEO, Michael Sims, and spent fifteen years as the policy advisor to John Browne, Chief Executive Officer of BP.

The first rework on Brookshire's Dachshund #10 is complete and pumping fluid. The drilling rig has been moved to Brookshire's Dachshund Well #11 for re-work to begin on the next well.

About Texen Oil and Gas, Inc.
Texen Oil and Gas, Inc. is a Houston based oil and gas exploration and development (E&D) company. The company leases approximately 6,000 acres of crude oil and natural gas producing properties in Victoria, DeWitt and Waller Counties, Texas.   Texen Oil and Gas is focused on acquiring, developing and producing proven, developed and underdeveloped reserves, which offer long-term value for the company. We trade under the stock symbol: TXEO on the OTC bulletin board. For additional information, please visit our web site at: www.texenoilandgas.com.

Forward-Looking Statements: This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All forward-looking statements are inherently uncertain as they are based on current expectations and assumptions concerning future events or future performance of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which are only predictions and speak only as of the date hereof. In evaluating such statements, prospective investors should review carefully various risks and uncertainties identified in this release and matters set in the Company's SEC filings. These risks and uncertainties could cause the Company's actual results to differ materially from those indicated in the forward-looking statements.

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